Exhibit 23.2
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), of information contained in our reserve report that is summarized as of December 31, 2007 in our summary letter dated February 11, 2008, relating to the oil and gas reserves and revenue, as of December 31, 2007, of certain interests of the Company.
We hereby consent to all references to such reports, letters and/or to this firm in each of the Registration Statement and the Prospectus to which the Registration Statement relates, and further consent to our being named as an expert in each of the Registration Statement and the Prospectus to which the Registration Statement relates.

/s/ Ryder Scott Company, L.P.
Ryder Scott Company, L.P.
Houston, Texas
May 19, 2008